SECURITIES AND EXCHANGE
                                   COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

      (Check One): / / Form 10-K / / Form 20-F / / Form 11-K / X/ Form 10-Q
                          / / Form N-SAR / / Form N-CSR

                        For Period Ended: March 31, 2006

      / / Transition Report on Form 10-K / / Transition Report on Form 10-Q / / Transition Report on Form 20-F / / Transition Report on Form N-SAR
                       / / Transition Report on Form 11-K

                        FOR THE TRANSITION PERIOD ENDED:

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

           NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION

Full name of registrant RADIANT LOGISTICS, INC.
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Former name if applicable

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Address of principal executive office (Street and number) 1227 120th Avenue NE

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City, State and Zip Code Bellevue, Washington 98005

PART II. RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

As it required additional time to analyze the impact of certain accounting issues on a material acquisition transaction that occurred during the quarter ended March 31, 2006, particularly as the Company transitioned from a development stage enterprise to an operating business, the Company has been unable to complete its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 by May 15, 2006, without unreasonable effort or expense. The Company continues to review its financial statements with its independent auditor and expects to submit the filing promptly.

                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bohn H. Crain (425) 943-4599
(Name) (Area Code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report (s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

For the quarter ended March 31, 2006, the Company's financial statements will reflect results of operations and balance sheet data associated with its ongoing operation of Airgroup Corporation. During the equivalent prior year quarter, the Company was a development stage enterprise.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on work done to date, for the three months ended March 31, 2006, the Company estimates revenues of $11,842,717, net revenues of $4,363,010 and a net loss of approximately $38,568. Included in the net loss are non-cash costs associated with the amortization of acquired intangibles of $170,200.

These estimates are subject to further revision as the Company completes its financial statements for the three month period ending March 31, 2006.

                             RADIANT LOGISTICS, INC.
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   5/16/05                      By      /s/ Bohn H. Crain
       -------------------                  ------------------
                                            Bohn H. Crain, CEO

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (s232.201 or s232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (s232.13(b) of this chapter).